SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2009

OR

☐   TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____to_____

Commission file number: 0-10967

A.   Full title of the plan and the address of the plan if different from that of the issuer named below
             FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
             First Midwest Bancorp, Inc.
             One Pierce Place
             Suite 1500, P. O. Box 459
             Itasca, Illinois 60143-0459

Page 1 of 15 Pages
Exhibit Index on Page 2

REQUIRED INFORMATION

<u>Financial Statements</u>

Items 1 - 3.

      Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

- Report of Independent Registered Public Accounting Firm
- Statements of Net Assets Available for Benefits
- Statements of Changes in Net Assets Available for Benefits
- Notes to Financial Statements
- Supplemental Schedule

<u>Exhibits</u>

	Sequentially Numbered Page
Consent of Ernst & Young LLP	16

**FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN**

**Financial Statements and
Supplemental Schedule**

Years Ended December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois

June 29, 2010

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31,		
		2009		2008
Assets				
Cash	$	665,432	$	1,956,594
Investments, at fair value		106,539,028		106,605,033
Employer contribution receivable		338,071		-
Dividends receivable		18,275		386,987
Total assets	$	107,560,806	$	108,948,614
Liabilities				
Excess contributions payable	$	173,764	$	-
Total liabilities	$	173,764	$	-
Net assets available for benefits	$	107,387,042	$	108,948,614

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2009	2008
Additions:		
Investment income/(loss):		
Dividends	$ 844,381	$ 3,432,949
Interest	136,785	166,184
Net realized and unrealized depreciation in fair value of investments	(2,293,206)	(43,636,071)
Total investment income/(loss)	(1,312,040)	(40,036,938)
Other additions:		
Employer contributions	1,667,205	2,731,710
Participant contributions	4,907,010	5,196,179
Total additions	5,262,175	(32,109,049)
Reductions:		
Benefits paid and distributions to participants	6,765,448	8,060,079
Administrative expenses	58,299	6,655
Total reductions	6,823,747	8,066,734
Change in net assets available for benefits	(1,561,572)	(40,175,783)
Net assets available for benefits at beginning of year	108,948,614	149,124,397
Net assets available for benefits at end of year	$ 107,387,042	$ 108,948,614

See accompanying notes to financial statements.

NOTES TO FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

(1) DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background - First Midwest Bancorp, Inc. ("FMBI" or the "Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria. The Plan was amended and restated effective January 1, 2008. The restated Plan includes required changes for technical compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and was submitted to the IRS for a favorable determination letter by January 31, 2009 pursuant to the 5-year fixed determination letter filing cycle announced by the IRS in late 2005. The Plan was amended effective January 1, 2009 to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART Act).

Contributions and Benefit Payments - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of six years.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code ("the Code") Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan ("ESOP") Fund. Employees may not direct contributions nor make transfers into the ESOP Fund. The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the Daily Valuation Fund ("Daily Fund"). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $72,268 for 2009 and $120,723 for 2008.

Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at the Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (the "Trustee"), a subsidiary of the Company and a party-in-interest.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 - 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Recent Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board ("FASB") issued accounting guidance that requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. The guidance requires disclosure of fair value measurements by class (rather than by major category) of assets; disclosure of transfers in or out of levels 1, 2, and 3; disclosure of activity in level 3 fair value measurements on a gross, rather than net, basis; and other disclosures about inputs and valuation techniques. This guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure of level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years and interim periods beginning after December 15, 2010. As this guidance affects only disclosures, it will not have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits. Refer to Note 5, "Fair Value."

Effective July 1, 2009, the FASB Accounting Standards Codification and its related accounting guidance were released. The FASB Accounting Standards Codification ("FASB ASC") reorganizes GAAP pronouncements into approximately 90 accounting topics, includes relevant guidance from the SEC, and displays all topics in a consistent format. FASB ASC is now the single official source of non-governmental GAAP, superseding existing literature from the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force ("EITF") and related sources. All other non-grandfathered non-SEC accounting literature not included in the FASB ASC is considered non-authoritative.

The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions ("FSPs"), or EITF abstracts. Instead, it will issue Accounting Standards Updates and will consider them authoritative in their own right. Since the FASB ASC does not change GAAP, the release of the FASB ASC and its

related accounting guidance did not impact the Plan's net assets available for benefits or changes in net assets available for benefits. However, it has changed how users research accounting issues and how the Plan references accounting literature within its financial statements.

Investment Valuation and Income Recognition – The Plan's investments are reported at fair value, which, except for common trust funds, money market funds and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption values on the last business day of the Plan's fiscal year. Money market funds and loans to participants are reported at cost and outstanding balance, respectively, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense - Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $58,299 and $6,655 were paid by the Plan for the years ended December 31, 2009 and 2008, respectively.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

During 2009 and 2008, the Plan's investments (including investments bought, sold, and held during the year) (depreciated)/appreciated in fair value by:

	Net (Depreciation)/Appreciation in Fair Value During the Year Ended December 31,	
	2009	**2008**
Change in fair value as determined by quoted market price:		
Common stocks	$ (15,624,067)	$ (17,896,617)
Mutual funds	8,188,591	(15,057,068)
	$ (7,435,476)	$ (32,953,685)
Change in fair value as determined by estimated fair value:		
Common trust funds	5,142,270	(10,682,386)
	$ (2,293,206)	$ (43,636,071)

Dividends received by the Plan on FMBI common stock during 2009 and 2008 totaled $72,730 and $1,953,874, respectively.

As of December 31, 2009 and 2008, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,	
	2009	**2008**
First Midwest Employee Benefits Large Cap Equity Fund:		
(873,804 shares at December 31, 2009 and 950,007 shares at December 31, 2008)	$ 22,547,351	$ 20,396,003
First Midwest Bancorp, Inc. Common Stock:		
(1,830,633 units at December 31, 2009 and 1,721,707 units at December 31, 2008)	$ 19,935,593	$ 34,382,489
First Midwest Employee Benefits Fixed Income Fund:		
(592,527 units at December 31, 2009 and 591,332 units at December 31, 2008)	$ 14,419,745	$ 13,493,878
Schwab Retirement Money Fund	$ 8,149,135	$ 10,123,560
Dodge & Cox International Stock Fund:		
(232,035 shares at December 31, 2009 and 217,229 shares at December 31, 2008)	$ 7,390,329	$ 4,757,306 [1]
Vanguard Total Stock Market Index Signal:		
(226,076 shares at December 31, 2009 and 210,144 shares at December 31, 2008)		
	$ 5,991,011	$ 4,421,421 [1]

[1]Investment does not meet 5% threshold in 2008.

(4) INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(5) FAIR VALUE MEASUREMENTS

The Plan measures, monitors, and discloses certain of its assets on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Depending upon the nature of the asset, the Plan uses various valuation techniques and assumptions when estimating fair value.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three levels based on the observability of the inputs. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities traded in active markets.
- Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Methodology

The following describes the valuation methodologies used for assets measured at fair value, including the classification of the assets pursuant to the fair value hierarchy.

- Common stock is valued at the closing price reported on the active market on which the individual securities are traded and, therefore, is classified as level 1 in the fair value hierarchy.

- Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

- Mutual funds are valued at the net asset value of shares held by the Plan at year end and are classified as level 1 in the fair value hierarchy.

- Participant loans are valued at amortized cost, which approximates fair value, and are classified as level 3 in the fair value hierarchy.

- Common trust funds are valued at quoted redemption values on the last business day of the Plan's year end and are classified as level 2 in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

| | December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 8,149,473	$ -	$ -	$ 8,149,473
Mutual funds	35,572,316	-	-	35,572,316
Common stocks	19,935,593	-	-	19,935,593
Common trust funds	-	40,343,773	-	40,343,773
Participant loans	-	-	2,537,873	2,537,873
Total assets at fair value	$ 63,657,382	$ 40,343,773	$ 2,537,873	$ 106,539,028

| | December 31, 2008 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 10,125,656	$ -	$ -	$ 10,125,656
Mutual funds	24,365,408	-	-	24,365,408
Common stocks	34,382,489	-	-	34,382,489
Common trust funds	-	35,468,888	-	35,468,888
Participant loans	-	-	2,262,592	2,262,592
Total assets at fair value	$ 68,873,553	$ 35,468,888	$ 2,262,592	$ 106,605,033

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008:

Level 3 Assets – Participant Loans
Year Ended December 31,

	2009	2008
Balance at beginning of year	$ 2,262,592	$ 2,096,452
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances, and settlements (net)	275,281	166,140
Balance at end of year	$ 2,537,873	$ 2,262,592

(6) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

(7) RECONCILIATION TO FORM 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefit amounts that participants have elected to withdraw from the Plan, and have been approved and processed, but have not been paid as of the Plan year end. This amount was $23,255 for 2009 and $8,438 for 2008. In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

		December 31, 2009				
		c. Description				
a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
Money Market Funds						
	Schwab Retirement Advantage Money Fund			338	$ 338	$ 338
	Schwab Retirement Money Fund			8,149,135	8,149,135	8,149,135
					8,149,473	8,149,473
Common Stock						
*	First Midwest Bancorp, Inc.			1,830,633	35,443,950	19,935,593
Common Trust Funds						
*	First Midwest Employee Benefits Large Cap Equity Fund			873,804	20,319,819	22,547,351
*	First Midwest Employee Benefits Fixed Income Fund			592,527	11,554,889	14,419,745
*	First Midwest Employee Benefits Mid Cap Equity Fund			101,251	1,903,917	1,642,060
*	First Midwest Employee Benefits GEMS Fund			117,614	1,436,979	1,439,328
*	First Midwest Employee Benefits Small Cap Equity Fund			26,026	276,150	295,289
					35,491,754	40,343,773
Mutual Funds						
	Vanguard Total Stock Market Index Signal			226,076	6,854,207	5,991,011
	Vanguard Small Cap Admiral Fund			141,293	3,726,441	3,502,666
	Goldman Sachs Financial			391,165	2,664,385	2,718,597
	Vanguard Short Term			170,053	1,753,699	1,800,857
	T Rowe Price Retirement			6,389	69,361	78,006
	T Rowe Price Retirement 2010			18,433	272,933	257,135
	T Rowe Price Retirement 2020			86,186	1,303,576	1,258,314
	T Rowe Price Retirement 2030			28,733	450,165	434,442
	T Rowe Price Retirement 2040			27,145	393,467	411,252
	Dodge & Cox International Stock Fund			232,035	9,044,443	7,390,329
	Columbia Acorn Fund			210,845	5,511,193	5,203,650
	Vanguard Index Mid Cap Index Signal			161,664	4,028,311	3,787,777
	Vanguard GNMA Admiral Fund			257,357	2,696,494	2,738,280
					38,768,675	35,572,316
* Loans to Participants		Various	4% - 8%		-	2,537,873
					$ 117,853,852	**$ 106,539,028**

NOTE: An asterisk in column a. denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Date: June 29, 2010

/s/ Paul F. Clemens
Paul F. Clemens
Executive Vice President, Chief Financial Officer,
and Principal Accounting Officer of
First Midwest Bancorp, Inc.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-25136) pertaining to the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan of First Midwest Bancorp, Inc. of our report dated June 29, 2010, with respect to the financial statements and schedule of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP
Chicago, Illinois
June 29, 2010